

05043429

, AMENDMENT, VF 5-19-05

STATES
HANGE COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VETIA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

466 Southern Boulevard
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent E. Teti 973-301-0930
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF
EH 6/19/05

OATH OR AFFIRMATION

I, Vincent E. Teti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VETIA, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



MARY ELIZABETH ANTUNES
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/27/2006

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vetia, Inc.

Fees Receivable at 12/31/04
Collected in 2005

Received From	Amount
Andover Associates, L.P.	$ 545.00
Beacon Associates, LLC	$ 2,052.00
Gagnon Securities (Consulting Fee)	$ 4,000.00
Gagnon Securities (Brokerage Account Referral Fee)	$ 4,110.04
Gagnon Investment Associates Referral Fee	$ 11,521.27
Ivy Asset Management Referral Fee	$ 42,156.49
Total Received	$ 64,384.80
Adjustment for Estimate of Gagnon Investment Associates Referral Fee due as of 12/31/04	$ (279.80)
Total Receivable on Statement of Financial Condition as of 12/31/04	**$ 64,105.00**

F:\Excel\AM\BILLING\2005\[BILNG05an.xls]Teti Billing

Investors Referred/Introduced by VETIA
Andover Associates, L.P.
January 1, 2005 through January 31, 2005

	Estimated Capital Balance 1/31/2005	YTD Mgt Fees	50 basis points of 1.5% annual fee
Brenda Lehman IRA	242,377	303	101
Burton Lehman IRA	479,080	599	200
John Szoke	585,714	732	244
	$ 1,307,171	$ 1,634	545
Amount remaining from 2004[1]			0
Amount Paid - January			
Amount Paid - February			
Amount Paid - March			
Amount Paid - April			
Amount Paid - May			
Amount Paid - June			
Amount Paid - July			
Amount Paid - August			
Amount Paid - September			
Amount Paid - October			
Amount Paid - November			
Amount Paid - December			
Amount payable from Andover Associates, L.P. to Vetia			$ 545

[1] Amount will be carried forward once the 2004 invoice is finalized.

Any difference in management fee caused by changes in the final balances shall be reflected on the next invoice.

F:\EXCEL\BC\[BIL2001bc.xls]VETIA

Investors Referred/Introduced by VETIA
Beacon Associates LLC
January 1, 2005 through January 31, 2005

	Estimated Capital Balance 1/31/2005	Mgt Fees YTD 2005	2005 Consulting Share @ 1/3
Bernard Dishy	$ 748,073	$ 935	$ 312
Linda Dishy	$ 837,462	$ 1,047	$ 349
Victor Dishy	$ 437,178	$ 546	$ 182
Rosalind Green Charitable Lead Annuity Trust	$ 2,288,477	$ 2,861	$ 954
Mathew J. Maryles IRA, First Trust Corp. Custodian	$ 612,721	$ 766	$ 255
	$ 4,923,910	$ 6,155	2,052

Amount remaining from 2004[1]	-
Amount Paid - January	
Amount Paid - February	
Amount Paid - March	
Amount Paid - April	
Amount Paid - May	
Amount Paid - June	
Amount Paid - July	
Amount Paid - August	
Amount Paid - September	
Amount Paid - October	
Amount Paid - November	
Amount Paid - December	
Amount Payable from Beacon Associates LLC to VETIA	$ 2,052

[1] Amounts will be carried forward once the 2004 invoice is finalized.

Any difference in management fee caused by changes in the final balances shall be reflected on the next invoice.

January 14, 2005

Ms. Susan Grant
Gagnon Securities, L.L.C.
1370 Avenue of the Americas, Suite 2002
New York, NY 10019

Re: Billing

Fee for consulting services, 4th Quarter, 2004
$4,000.00

Mail to: Katherine Teti
VETIA, Inc.
466 Southern Blvd.
Chatham, NJ 07928

Referral Program for Peter Maier - Froma A/C# 463-32500					
Month	# of trades	Gross Commissions	Ticket Charges	Net Commissions	**20% to Vetia**
3-Dec	49	14,390.64	392.00	13,998.64	**2,799.73**
4-Jan	24	3,093.58	92.00	3,001.58	**600.32**
4-Feb	22	3,377.58	176.00	3,201.58	**640.32**
4-Mar	15	2,267.26	120.00	2,147.26	**429.45**
4-Apr	17	4,202.68	136.00	4,066.68	**813.34**
4-May	8	1,813.39	64.00	1,749.39	**349.88**
4-Jun	17	3,993.00	136.00	3,857.00	**771.40**
4-Jul	18	3,808.36	144.00	3,664.36	**732.87**
4-Aug	17	3,091.27	136.00	2,955.27	**591.05**
4-Sep	13	2,374.51	104.00	2,270.51	**454.10**
4-Oct	10	1,341.20	80.00	1,261.20	**252.24**
4-Nov	65	21,070.19	520.00	20,550.19	**4110.04**
Please note the first 3 months of trading commission is discounted to 1% of net trade					

Gagnon Investment Associates
VETIA, Inc.
Referral Fee Statement
2004

Client Name	Date of Original Investment	Amount of Original Investment	Q1 ending balance	Q2 ending balance	Q3 ending balance	Q4 ending balance	% of Fund YTD	Q1 Accrued Special Allocation Fee YTD	VETIA Portion YTD
John & Sabina Szoke	3-Dec	250,000.00	248,737.54	254,140.34	232,748.91	284,140.27	0.9054	7,865.16	1,573.03
Thomas Berry	4-Jan	250,000.00	246,107.79	251,453.53	230,288.19	281,134.57	0.8959	7,783.64	1,556.73
Joyce Kramer	4-Feb	250,000.00	236,364.19	243,465.47	220,977.22	271,808.63	0.8611	5,452.16	1,090.43
Mary Ann Tonkin TTEE	4-Mar	1,000,000.00	976,114.52	998,995.52	913,205.39	1,116,578.14	3.5538	29,144.54	5,828.91
Matt Maryles IRA	4-Jul	250,000.00	n/a	n/a	228,638.36	279,491.90	0.8897	7,360.83	1,472.17
John P Duffy	5-Jan	250,000.00	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Anne K Duffy	5-Jan	250,000.00	n/a	n/a	n/a	n/a	n/a	n/a	n/a
									11,521.27

Note this amount was estimated – Corrected # brings fees recv. to $64,384.80

IVY | Asset Management Corp.
Specialists in Alternative Investments

A subsidiary of The Bank of New York Company

591 Stewart Avenue
Fifth Floor
Garden City, NY 11530
T) 516.228.6500
F) 516.228.6515
E) investments@ivyasset.com

January 07, 2005

Mr. Vincent Teti
VETIA, Inc.
466 Southern Boulevard
Chatham, NJ 07928

Dear Vince:

Please be advised that we will be wiring $42,156.49 representing VETIA, Inc.'s share of the estimated management fees for the quarter ended December 31, 2004. For your convenience, we have attached a schedule of the calculated fee.

If you have any questions, please feel free to call.

Cordially,



Robert Auricchio
Vice President, Finance

wf
Enclosure

F:\Excel\FINANCE FILES\Finders Fees\vetia\VETIA finders fee 4Q 04.doc

SCHEDULE I

VETIA, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2004

Net Capital		
Total stockholder's equity		$ 73,849
Total stockholder's equity qualified for net capital		73,849
Add back:		
Discretionary liability		61,001
Deduction and/or charges:		
Non-allowable assets:		
Fees receivable	64,105	
Furniture and equipment	9,903	
Other assets	3,525	77,533
Net capital		$ 57,317
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 4,247
Minimum dollar net capital required		$ 5,000
Excess net capital		$ 52,317
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness liabilities		$ 63,673
Percent of aggregate indebtedness to net capital		111.1%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	57,317
Adjustment for additional fees receivable	57,397
Increase in deduction for non allowable assets	(57,397)
Net capital per above	$ 57,317

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: VETIA, INC. [0013]

SEC File Number: 8- 48788 [0014]

Address of Principal Place of Business: 466 SOUTHERN BLVD. [0020]

CHATHAM [0021] NJ [0022] 07928 [0023]

Firm ID: 39501 [0015]

For Period Beginning 10/01/2004 [0024] And Ending 12/31/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary Antunes [0030] Phone: (973)301-0930 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	59,989 [0200]		59,989 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			

B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	9,903 [0680]	9,903 [0920]
11. Other assets	[0535]	67,630 [0735]	67,630 [0930]
12. **TOTAL ASSETS**	59,989 [0540]	77,533 [0740]	137,522 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	2,672 [1205]	61,001 [1385]	63,673 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity subordination (15c3-1(d)) of**			

[1010]

D. **Exchange memberships contributed for use of company, at market value**		[1430]	0 [1740]
E. **Accounts and other borrowings not qualified for net capital purposes**	[1220]	[1440]	0 [1750]
20. **TOTAL LIABLITIES**	2,672 [1230]	61,001 [1450]	63,673 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	500 [1792]
C. **Additional paid-in capital**	31,433 [1793]
D. **Retained earnings**	41,916 [1794]
E. **Total**	73,849 [1795]
F. **Less capital stock in treasury**	[1796]
24. **TOTAL OWNERSHIP EQUITY**	73,849 [1800]
25. **TOTAL LIABILITIES AND OWNERSHIP EQUITY**	137,522 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2004 [3932]	12/31/2004 [3933]	3 [3931]

REVENUE

1. Commissions:		
a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
b. **Commissions on listed option transactions**		[3938]
c. **All other securities commissions**		[3939]
d. **Total securities commissions**		0 [3940]
2. Gains or losses on firm securities trading accounts		
a. **From market making in options on a national securities exchange**		[3945]
b. **From all other trading**		[3949]
c. **Total gain (loss)**		0 [3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares		[3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		364,008 [3975]
8. Other revenue		1,159 [3995]
9. Total revenue		365,167 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		496,520 [4120]
11. Other employee compensation and benefits		75,702 [4115]
12. Commissions paid to other broker-dealers		[4140]
13. Interest expense		[4075]
a. **Includes interest on accounts subject to subordination agreements**	[4070]	
14. Regulatory fees and expenses		540 [4195]
15. Other expenses		66,132 [4100]
16. Total expenses		638,894 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	-273,727 [4210]
18. Provision for Federal Income taxes (for parent only)	[4220]

19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-273,727 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-396,988 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 73,849 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 73,849 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

Description	Amount	Total
Discretionary SEP Payable [3525A]	61,001 [3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	61,001 [3525]

5. Total capital and allowable subordinated liabilities — 134,850 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 77,533 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -77,533 [3620]

7. Other additions and/or credits (List)

Description	Amount	Total
[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 57,317 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

      1. **Exempted securities** — [3735]

      2. **Debt securities** — [3733]

      3. **Options** — [3730]

      4. **Other securities** — [3734]

   D. **Undue Concentration** — [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0 [3736]

	0 [3740]
10. Net Capital	57,317 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	178 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	52,317 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	57,049 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	2,672 [3790]

17. Add:

A. **Drafts for immediate credit**	[3800]
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness	2,672 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 5 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule	% 0

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	__ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	__ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	__ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	__ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	__ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	__ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	__ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	__ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	__ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	__ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		347,576 [4240]
A.	Net income (loss)		-273,727 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		73,849 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]